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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-22687

(Check One):

[_] Form 10-K and Form 10-KSB      [_] Form 11-K

[_] Form 20-F             [X] Form 10-Q and Form 10-QSB      [_] Form N-SAR

For Period Ended:  September 30, 2002

[_]    Transition Report on Form 10-K and 10-KSB

[_]    Transition Report on Form 20-F

[_]    Transition Report on Form 11-K

[_]    Transition Report on Form 10-Q and Form 10-QSB

[_]    Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: ____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: JLM Industries, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 8675 Hidden River Parkway

City, State and Zip Code:  Tampa, Florida  33637

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                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The registrant is unable to file its Quarterly Report (the "Quarterly Report") on Form 10-Q for its fiscal quarter ended September 30, 2002 by the prescribed date of November 14, 2002 without unreasonable effort or expense because the registrant needs additional time to obtain written documentation of the negotiated terms of a waiver of a covenant default under the terms of its term debt facility. The registrant intends to file its Quarterly Report on or prior to the prescribed extended date.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Michael Molina                            (813) 632-3300
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                 (Name)                         (Area code)   (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes     [_]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

     Revenues decreased $19.8 million, or 23.8%, to $63.2 million for the three months ended September 30, 2002 from $83.0 million for the comparable prior year period. Revenues for the marketing segment decreased $22.3 million, or 29.1%, to $54.5 million for the quarter ended September 30, 2002 from $76.8 million for the comparable prior year period. The Company sold its Singapore subsidiary and JLM Terminals in 2001, which accounted for $38.4 million in revenues during the quarter ended September 30, 2001. The Company also experienced higher revenues from its marketing activities in the United States in the third quarter of 2002, primarily due to increases in volume. European marketing revenues increased $4.4 million due to an increase in volume, while export revenues from the United States increased $6.7 million due to a strong demand for product.

     Revenues for the manufacturing segment increased $2.6 million, or 41.9%, to $8.7 million for the third quarter 2002 from $6.1 million for the comparable prior year period. The increase in manufacturing segment revenues was primarily due to volume increases.

     Gross profit decreased approximately $1.2 million, or 37.4%, to $2.0 million for the three months ended September 30, 2002 from $3.2 million for the comparable prior year period. Gross profit from the marketing segment decreased $0.3 million to $1.8 million for the third quarter 2002 from $2.1 million for the comparable prior year quarter, a decrease of 13.5%. The sale of the Singapore subsidiary and JLM Terminals accounted for $0.4 million of the decrease.

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     Gross profit from the manufacturing segment decreased $0.9 million, or
85.4%, to $0.1 million for the third quarter of 2002 from a gross profit of $1.0 million reported for the comparable prior year period. The decrease in manufacturing gross profit was the result of increases in raw material costs during the third quarter of 2002. Net loss. Net loss increased by $2.1 million to net loss of $3.2 million for the three months ended September 30, 2002 from a net loss of $1.1 million in the comparable prior year period.

     Net loss increased by $2.1 million to net loss of $3.2 million for the three months ended September 30, 2002 from a net loss of $1.1 million in the comparable prior year period.

                              JLM Industries, Inc.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2002                    By:    /s/ Michael Molina
                                                --------------------------------
                                                 Name:   Michael Molina
                                                 Title:  Vice-President and CFO

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).